October 11, 2013

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Saker Aviation Services, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed April 1, 2013

Form 10-Q for the Quarter Ended June 30, 2013

Filed August 12, 2013

File No. 000-52593

Dear Ms. Cvrkel,

This letter is in response to the Staff's comments on our filings as referenced above.

Form 10-K for the Year Ended December 31, 2012

General

1. We note that you disclose you are an issuer of penny stock. The safe harbors regarding forward-looking statements do not apply to the disclosure of issuers of penny stock. Refer to Section 21E(b)(1)(C) under the Securities Exchange Act of 1934. In future filings, please do not refer to the safe harbors or, alternatively, revise to state that the safe harbors do not apply to you.

RESPONSE: We will amend our disclosure as indicated in future filings.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 11

2. Please revise to disclose an estimate of your expected capital expenditures for the year ended December 31, 2013.

RESPONSE: Future filings will contain the indicated disclosure.

Downtown Manhattan Heliport • 20 South Street • Pier 6 East River • New York, NY 10004

Tel: 212.776.4046 • Fax 570.300.2233

Saker Aviation Services, Inc.

SEC Response

Audited Financial Statements

Statements of Stockholders’ Equity, page 19

3. We note your disclosure in Note 2 that on August 29, 2011, the non-controlling interest in one of your subsidiaries relinquished its membership interest in the subsidiary in return for earn-out payments of the non-controlling interest’s capital account of $2,769,000. Please explain to us, and revise to disclose in the notes to the financial statements, the nature of the $368,048 increase in paid-in capital that is described as the discount of non-controlling interest earn-out. As part of your response and revised disclosure, please also explain how the amount was calculated or determined and why you believe it is appropriate to classify this amount within equity.

RESPONSE: The Redemption Agreement for the earn-out of the non-controlling interest’s capital account does not have an interest component. We booked the Redemption Agreement, however, as a note with a discount rate of 7%. The $368,048 increase in paid-in capital is the difference between the actual principal amount and the discounted amount. Since the Redemption Agreement is an equity transaction, we believe this difference is most appropriately recorded within paid-in capital.

4. We note from the statement of stockholders’ equity that in 2011 you recorded an increase in non-controlling interest of $712,675 and we note from the statement of cash flow that this amount was related to a management fee recorded through paid-in capital. We further note from your disclosure in Note 12 to the financial statements included in your Form 10-K for the year ended December 31, 2011, that the $712,675 was a portion of $2.4 million of management fees. In light of the fact that is appears you no longer incurred these management fees during 2012 due to the acquisition of the non-controlling interest in 2011, please explain to us and revise your discussion in MD&A to discuss how the elimination of management fee expense during 2012 affected the comparability of your results of operations and cash flows. As part of your response, please tell us the line item within the statement of income where such expense was classified in 2011. If you continued to incur such fees during 2012 and 2013, please tell us and revise your notes to the financial statements to disclose the nature, amounts recognized during each period presented, and where such amounts have been classified within the income statement.

RESPONSE: Prior to the Redemption Agreement, there were two components of our relationship with the non-controlling interest. A Management Agreement in which the non-controlling interest provided operational services in return for fees and, separately, the capital contribution the non-controlling interest made on behalf of the subsidiary.

Prior to Redemption Agreement, we recorded capital contributions by the non-controlling interest as a “Management fee recorded through additional paid-in capital”, which was the only line item in which such expenses were classified up to that point. The $712,756 was the total amount for this purpose recorded up to the Redemption Agreement date, which amount was then included as part of the total $2,769,000 subject to said Agreement. We did not incur such expenses during 2012 or incurred them to date in 2013.

The former non-controlling interest continues to provide us with operational services for a fee. Those fees are recorded as part of operating expenses.

Downtown Manhattan Heliport • 20 South Street • Pier 6 East River • New York, NY 10004

Tel: 212.776.4046 • Fax 570.300.2233

Saker Aviation Services, Inc.

SEC Response

Statements of Cash Flows, page 20

5. We note from your disclosure of supplemental non-cash information that accounts receivable increased from insurance claims and property and equipment decreased due to losses sustained as a result of Hurricane Sandy of $315,014 during fiscal 2012. In light of the fact that you recorded accounts receivable - insurance recovery of $462,942 as of December 31, 2012, please describe for us and provide is greater detail your accounting treatment of the insurance claim of $462,492. As part of your response and revised disclosure, include how the remaining amount of $147,928 was accounted for within your financial statements and provide us with the basis for your conclusions.

RESPONSE: The maximum amount of potential insurance recovery for Hurricane Sandy totaled $512,942, of which $50,000 was received during 2012. The balance of $462,942 was received in 2013. Feedback from our insurance agent indicated that we would likely be successful in further insurer approvals, so we made the determination to record the entire $462,942 as accounts receivable from insurance claims. The $147,928 was recorded in Other Expense and was used as an offset for facility remediation and reconstruction activities that were expensed prior to December 31, 2012.

Note 4. Summary of Significant Accounting Policies

Stock Based Compensation, page 24

6. We note your disclosure that you estimated the fair value of each share-based payment award granted during 2012 and 2011 using the Black-Scholes option pricing model and you disclose the values of each assumption. Please revise to also disclose the method used to estimate each assumption used in the Black-Scholes model. See ASC 718-10-50-2(f).

RESPONSE: Future filings will contain the indicated disclosure.

Note 10. Stockholders Equity, page 27

7. We note your disclosure that on August 29, 2011, 350,000 warrants were issued in connection with the Company’s consummation of a Redemption Agreement. Please provide us the details of this transaction and tell us how you accounted for these warrants issued in 2011 within your financial statements.

RESPONSE: One of our Directors provided approximately $444,000 in connection with the Redemption Agreement. In return, this Director received the rights previously held by the non-controlling interest relating to a security deposit issued on behalf of a Company subsidiary, along with the warrants, as consideration.

The warrants were identified in the Warrant section of this same Footnote.

Part III, page 32

Item 10. Directors, Executive Officers, Promoters, and Corporate Governance, page 32

Downtown Manhattan Heliport • 20 South Street • Pier 6 East River • New York, NY 10004

Tel: 212.776.4046 • Fax 570.300.2233

Saker Aviation Services, Inc.

SEC Response

8. In future filings, please include disclosure under Item 401(e) of Regulation S-K regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

RESPONSE: Future filings will contain the indicated disclosure.

Signatures, page 41

9. In future filings, please have your principal financial officer and principal accounting officer or controller sign in his capacity as such in the second signature block. In this regard, we note your disclosure on page 31 that Mr. Ricciardi is your principal executive and principal financial officer. As such, if someone has signed in more than one capacity, indicate each capacity in which he has signed.

RESPONSE: Future filings will contain the indicated disclosure.

Form 10-Q for the Quarter Ended June 30, 2013

Statement of Operations, page 2

10. We note that you recorded $111,145 of non-operating expense during the six months ended June 30, 2013 related to the reconstruction efforts in the aftermath of Hurricane Sandy. Please provide us more details of the nature of this expense and tell us why you believe it was appropriate to record the expense during 2013 rather than during the year ended December 31, 2012. Additionally, please explain why you believe it is appropriate to classify such amounts as non-operating expense.

RESPONSE: The $111,145 was expended for facility reconstruction efforts in the aftermath of Hurricane Sandy. It was necessary to record these expenses in 2013 as they were unidentified at the time of publication of our Annual Report on Form 10-K for the year ended December 31, 2012. We believe it is appropriate to record these as non-operating expenses so that the performance of the Company can be reviewed on a directly comparable basis.

Note 7. Subsequent Events, page 6

11. We note from your disclosure in Note 7 that on July 19, 2013 you were notified that the Wilkes-Barre/Scranton International Airport had selected another firm to negotiate a lease to provide FBO services. We also note that if you are unsuccessful in challenging this decision, the lease at the airport will expire on August 31, 2013 and you will have to write-off goodwill of $1,800,000. In light of the fact that it appears from a Form 8-K furnished on August 27, 2013, that the court denied your request for preliminary injunction, please provide us with a status of your negotiations on the lease and whether you have determined goodwill of $1,800,000 will be written off during the third quarter.

RESPONSE: Negotiations on the lease have ceased and we have vacated the facility. While we may ultimately determine to pursue further legal action, we expect to write-off in the third quarter the goodwill of approximately $1,800,000 and $100,000 for the tradename, along with an amount of impaired fixed assets to be determined.

Downtown Manhattan Heliport • 20 South Street • Pier 6 East River • New York, NY 10004

Tel: 212.776.4046 • Fax 570.300.2233

Saker Aviation Services, Inc.

SEC Response

Other

1.	As requested, we hereby acknowledge that:

➢	we are responsible for the adequacy and accuracy of the disclosure in the filing;

➢	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

➢	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any additional questions you may have as a result of our responses to your comments.

Please contact me with any questions upon your review.

Sincerely,

/s/ Ronald J. Ricciardi
Ronald J. Ricciardi
President & CEO

Downtown Manhattan Heliport • 20 South Street • Pier 6 East River • New York, NY 10004

Tel: 212.776.4046 • Fax 570.300.2233